As filed with the Securities and Exchange Commission on September 17, 2003.

Securities and Exchange Commission
Washington, D.C. 20549

Schedule TO
(Rule 13e-4)
Amendment No. 2

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Therma-Wave, Inc.
(Name of Subject Company (Issuer))

Therma-Wave, Inc.
(Name of Filing Person (Offeror))

Options to Purchase Common Stock Issued Before July 1, 2002 and Having an Exercise Price Greater than $2.00 per Share Under the Therma-Wave, Inc. 1997 Stock Purchase and Option Plan, the 1997 Employee Stock Purchase and Option Plan, the 1997 Special Employee Stock Purchase and Option Plan, and the 2000 Equity Incentive Plan

(Title of Class of Securities)

88343A108
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

L. Ray Christie
Vice President and Chief Financial Officer
1250 Reliance Way
Fremont, California 94539
(510) 668-2200
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Eva H. Davis, Esq.
Kirkland & Ellis
777 South Figueroa Street, Suite 3400
Los Angeles, California 90017
(213) 680-8400

CALCULATION OF FILING FEE

Transaction valuation* Amount of filing fee**

--------------------------------------------

$2,131,493 $173

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,357,639 shares of common stock of Therma-Wave, Inc. as of August 8, 2003 having an aggregate value of $2,131,493 (based on the average high and low trading prices of the common stock on August 8, 2003) will be exchanged pursuant to this offer.

** The amount of the filing fee is $80.90 per $1,000,000 of the aggregate offering amount calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934. The filing fee was previously paid with the Schedule TO filing made with the Securities and Exchange Commission on August 13, 2003.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing party: Not applicable.

Date filed: Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

TABLE OF CONTENTS

INTRODUCTORY STATEMENT

ITEM 4. TERMS OF THE TRANSACTION

SIGNATURE

Amendment No. 2 to
Schedule TO
Introductory Statement

This is the final amendment to the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 13, 2003, in connection with our offer to exchange certain options upon the terms and subject to the conditions set forth in the Offer to Exchange, dated August 13, 2003. The sole purpose of this amendment is to report the results of the tender offer.

Item 4. Terms of the Transaction

Item 4(a) of the Schedule TO, as amended, is hereby further amended and supplemented to add the following:

"The Offer expired at midnight, Pacific Daylight Savings Time, on Wednesday, September 10, 2003. Therma-Wave accepted options to purchase an aggregate of approximately 1,351,284 shares of Common Stock for exchange. This number represents approximately 99% of the total Eligible Options outstanding as of September 10, 2003. We will issue replacement options to purchase 1,013,526 shares of Common Stock in exchange for the Eligible Options surrendered and accepted in the Offer. We have already or will promptly send each participating employee whose options have been accepted for cancellation a Letter Confirming Participation in the Offer to Exchange, substantially in the form of Exhibit 99.(a)(6) as filed with the Commission on August 28, 2003."

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

Therma-Wave, Inc.

/s/ L. Ray Christie

L. Ray Christie,

Vice President, Chief Financial Officer and Secretary

Date: September 17, 2003